Exhibit 99.23

FIRST PHOSPHATE CORP.

Condensed Interim Financial Statements

May 31, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

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FIRST PHOSPHATE CORP.

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FIRST PHOSPHATE CORP.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of First Phosphate Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. These financial statements, along with the accompanying notes, have been reviewed and approved by the Company’s audit committee

In accordance with Canadian Securities Administrators National Instruments 51-102, the Company discloses that these unaudited condensed interim financial statements have not been reviewed by the Company’s auditors.

Approved and authorized by the Board of Directors on July 25, 2025.

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”

Director

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

AS AT

Assets	May 31, 2025 $	February 28, 2025 $
Current Assets
Cash and cash equivalents (Note 5)	3,173,855	1,873,550
Restricted cash (Note 5)	35,000	35,000
Prepaid expenses (Note 6)	144,207	159,445
Tax credits recoverable (Note 9)	1,244,955	1,244,955
Prepaid financing expense (Note 8)	232,805	332,578
Amounts receivable	141,458	47,336
	4,972,280	3,692,864
Non-Current Assets
Investments (Note 7)	171,486	168,174
Exploration and evaluation assets (Note 9)	3,591,734	3,591,734
	3,763,220	3,759,908

Total Assets	8,735,500	7,452,772

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	109,579	342,964
Flow-through share premium liability (Note 10)	458,570	718,477
Total Liabilities	568,149	1,061,441

Shareholders’ Equity
Capital stock (Note 11)	32,898,144	30,657,018
Contributed surplus (Note 11)	5,799,183	5,309,401
Shares to be issued (Note 11)	793,450	—
Deficit	(31,323,426)	(29,575,088)
Total Shareholders’ Equity	8,167,351	6,391,331

Total Liabilities and Shareholders’ Equity	8,735,500	7,452,772

Nature of operations (Note 1)

Going concern (Note 2)

Subsequent events (Note 16)

Approved and authorized by the Board of Directors on July 25, 2025.

“BENNETT KURTZ”	“JOHN PASSALACQUA”
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended
	May 31, 2025 $	May 31, 2024 $
Expenses
Mining exploration and metallurgy (Note 9)	1,262,606	3,689,198
Share based compensation (Notes 11 and 12)	441,391	765,918
Business development	131,153	193,107
Professional fees (Note 11)	64,887	103,261
General and administrative expenses	71,622	73,522
Regulatory and compliance expenses	26,744	57,210
Consulting fees	26,833	10,000
Total expenses	(2,025,236)	(4,892,216)
Other income/(expenses)
Interest income	12,614	67,267
Financing expense (Notes 8 and 11)	(99,773)	(99,774)

Gain on amortization of flow-through share premium liability (Note 10)	360,745	737,807
Foreign currency translation gain on investments (Note 7)	3,312	1,699
Net loss and comprehensive loss	(1,748,338)	(4,185,217)

Loss per common share – basic and diluted	(0.02)	(0.06)

Weighted average number of common shares outstanding – basic and diluted	90,291,241	74,326,460

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended May 31, 2025 and 2024

(Expressed in Canadian Dollars)

(Unaudited)

	Common Shares
	Number of Shares	Amount $	Contributed Surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 29, 2024	73,786,772	26,342,634	4,917,414	—	(21,947,674)	9,312,374
Shares issued for exploration activities	200,000	60,000	—	—	—	60,000
Share based compensation	—	—	765,918	—	—	765,918
Shares issued upon exercise of restricted share units	880,798	334,418	(334,418)	—	—	—
Net loss for the period	—	—	—	—	(4,185,217)	(4,185,217)
Balance, May 31, 2024	74,867,570	26,737,052	5,348,914	—	(26,132,891)	5,953,075

Balance, February 28, 2025	89,947,551	30,657,018	5,309,401	—	(29,575,088)	6,391,331
Shares issued	6,831,870	2,391,155	—	—	—	2,391,155
Shares to be issued				793,450		793,450
Flow-through share premium liability	—	(100,838)	—	—	—	(100,838)
Residual value of warrants in units issued	—	(35,800)	35,800	—	—	—
Share issuance costs	—	(98,646)	—	—	—	(98,646)
Shares issued for finders’ fees	244,478	85,255	—	—	—	85,255
Warrants issued for finders' fees	—	—	12,591	—	—	12,591
Share based compensation	—	—	441,391	—	—	441,391
Net loss for the period	—	—	—	—	(1,748,338)	(1,748,339)
Balance, May 31, 2025	97,023,899	32,898,144	5,799,183	793,450	(31,323,426)	8,167,351

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.
CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)
(Unaudited)

	For the three months ended
	May 31, 2025 $	May 31, 2024 $
Operating Activities
Net loss for the period	(1,748,338)	(4,185,217)
Non-cash items:
Share based compensation	441,391	765,918
Financing fee	99,773	99,774
Shares issued	—	60,000
Gain on amortization of flow-through share premium liability	(360,745)	(737,807)
Foreign currency translation gain on investments	(3,312)	(1,699)
Changes in non-cash working capital items:
Amounts receivable	(94,122)	162,802
Prepaid expenses	15,238	10,261
Accounts payable and accrued liabilities	(233,385)	(2,003,597)
Restricted cash	—	(15,000)
Net cash used in Operating Activities	(1,883,500)	(5,844,565)

Financing Activities
Issuance of shares and warrants	2,390,355	—
Proceeds from shares to be issued	793,450	—
Net cash provided by Financing Activities	3,183,805	—
Net change in cash for the period	1,300,305	(5,844,565)
Cash and cash equivalents, beginning of the period	1,873,550	7,496,238
Cash and cash equivalents, end of the period	3,173,855	1,651,673

Supplemental cash flow information
Recognition of flow-through liability	100,838	—
Shares issue for finders’ fees	86,055	—
Warrants issued for broker fees	12,591	—
Shares issued upon exercise of RSUs	—	334,418

The Company paid $nil in taxes and $47 in interest in the three months ended May 31, 2025 (2024 - $nil and $9,891, respectively).

The Company received $12,616 in interest income in the three months ended May 31, 2025 (2024 - $67,267).

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

1. Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. The Company owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec for the production of phosphoric acid for the production of cathode active material (“CAM”) for use in lithium iron phosphate (“LPF”) batteries for the LFP battery industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange, “FRSPF” on the OTC Pink Market and “KD0” on the Frankfurt Stock Exchange.

2. Going Concern

These financial statements have been prepared under IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Accordingly, it does not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material. The ability of the Company to continue as a going concern is dependent on its ability to continue to obtain equity financing and ultimately achieve profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

As of May 31, 2025, the Company had accumulated losses of $31,323,426 since its inception and expects to incur further losses in the development of its business, and had negative cash flows from operating activities of $1,883,500 for the three months then ended. This indicates material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and ultimately achieve profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

3. Basis of Presentation

(a) Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended February 28, 2025 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements as at and for the year ended February 28, 2025. These unaudited condensed interim financial statements follow the same accounting policies and methods of application as the annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments which are measured at fair value through profit or loss. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on July 25, 2025.

(b) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

4. Material Accounting Policy Information

In preparing the Company’s unaudited condensed interim financial statements for the three months ended May 31, 2025, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 and 4 of its financial statements for the year ended February 28, 2025.

5. Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $2,973,855 (February 28, 2025 - $473,550) and investments in guaranteed investment certificates (“GIC”) of $200,000 (February 28, 2025 - $1,400,000) which comprises of one-year cashable term GIC with a maturity date of January 31, 2026, earning annual interest of 2.95% per annum.

Restricted cash is comprised of $35,000 investment in a GIC (February 28, 2025 - $35,000). The GIC is a one-year cashable term with a maturity date of April 03, 2026, earning annual interest of 4.75% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

6. Prepaid Expenses

Prepaid expenses are comprised of the following:

	May 31, 2025 $	February 28, 2025 $
Expenses paid in advance:
Business development	58,077	104,450
Mining exploration and metallurgy	—	32,000
General administrative expenses	2,059	5,148
Regulatory and compliance expenses	9,071	14,514
Consulting fees	75,000	3,333
Total	144,207	159,445

7. Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with Integrals Power Limited (“IPL”) under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of LFP CAM for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

A continuity of investments is as follows:

$
Balance, February 29, 2024	132,988
Gain on foreign currency translation	1,698
Balance, May 31, 2024	134,686

Balance, February 28, 2025	168,174
Gain on foreign currency translation	3,312
Balance, May 31, 2025	171,486

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

8. Prepaid Financing Expense

On December 29, 2023, the Company entered into a credit facility (the “Credit Facility”) with members of its management team and board of directors to establish a revolving credit facility of $2,100,000 until December 31, 2025. The Company issued 5,250,000 share purchase warrants at $0.40 per share with expiry December 31, 2028 as compensation for entering into the Credit Facility, of which 2,625,000 warrants vested immediately. The fair value of the vested warrants was estimated to be $798,188 (Note 13) and is being amortized over the term of the Credit Facility. The remaining warrants vest as advances are taken under the Credit Facility.

A continuity of the prepaid financing expense is as follows:

$
Balance, February 29, 2024	731,673
Amortization for the period	(99,774)
Balance, May 31, 2024	631,899

Balance, February 28, 2025	332,578
Amortization for the period	(99,773)
Balance, May 31, 2025	232,805

9. Exploration and Evaluation Assets

The following are the balances of each property in exploration and evaluation assets in the Saguenay Region of Quebec for the two periods ended May 31:

	Lac`a l'Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Total $
Balance as at February 29, 2024	3,270,709	287,025	3,557,734
Acquisition costs	—	—	—
Balance as at May 31, 2024	3,270,709	287,025	3,557,734

Balance as at February 28, 2025	3,270,709	321,025	3,591,734
Acquisition costs	—	—	—
Balance as at May 31, 2025	3,270,709	321,025	3,591,734

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

The Company expenses non-acquisition exploration and evaluation expenditure to net income (loss). This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following table details such expenditure:

	Lac`a l'Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Total $

Consulting	—	9,595	9,595
Survey, drilling & geophysics	—	356,341	356,341
Metallurgical testing	—	3,323,262	3,323,262
For the three months ended May 31, 2024	—	3,689,198	3,689,198

Consulting	—	29,800	29,800
Survey, drilling & geophysics	—	1,231,043	1,231,043
Metallurgical testing	—	1,763	1,763
For the three months ended May 31, 2025		1,262,606	1,262,606

(a)   Lac `a l'Orignal flagship area

The Lac `a l'Orignal flagship properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

(b)   Begin - Lamarche

The Begin - Lamarche properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

On March 10, 2023, the Company added to its Begin-Lamarche area and acquired 13 mineral claims in this area for a total consideration of $22,825 through the issuance of 27,173 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

On July 10, 2024, the Company acquired 15 mineral claims in this area for a total consideration of $34,000 through the issuance of 200,000 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

The Company is entitled to refundable mining tax credits on qualified exploration expenditures incurred in Quebec. For the three months ended May 31, 2025 and 2024 the Company neither accrued nor collected any mining tax credits receivable.

As at May 31, 2025 and February 28, 2025 the receivable amount is $1,244,955. The full amount was subsequently received in June 2025.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

10. Flow-Through Share Premium Liability

	For the three months ended May 31
	2025 $	2024 $
Balance, beginning of the period	718,477	1,151,052
Liability incurred through FT shares issued	100,838	—
Amortization for the period	(360,745)	(737,807)
Balance, end of the period	458,570	413,245

As at May 31, 2025, $3,734,187 remains to be spent on qualifying expenditures (May 31, 2024 - $2,066,226).

11. Share Capital and Contributed Surplus

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

Capital transactions are as follows:

During the three months ended May 31, 2025

(a)	On May 27, 2025, The Company issued 5,041,880 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,764,658, and 1,789,990 units, at a price of $0.35 per unit, for gross proceeds of $626,497. Each unit was comprised of one common share and one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the above private placements, the Company paid $800 in cash finder's fees, issued 244,478 compensation shares valued at $85,255, and issued 218,193 compensation warrants, valued at $12,591, exercisable at $0.50 per common share of the Company, until December 31, 2025, subject to an accelerated expiry clause.

(b)	During the period from May 28 to 31, 2025, the Company received $717,500 for the issuance of 2,050,000 flow-through shares and $75,950 for the issuance of 217,000 units on the same terms as (a). These shares and units were issued on June 2, 2025.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

During the three months ended May 31, 2024

(c)	On April 5, 2024, the Company issued 84,616 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(d)	On April 16, 2024, the Company issued 200,000 common shares pursuant to the signing of a collaboration agreement with respect to its proposed phosphate mine and LFP CAM plant project in the Saguenay-Lac-Saint-Jean Region of Quebec, Canada, with a fair value of $60,000.

(e)	On May 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 325,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $334,418 and was reclassified upon exercise from contributed surplus to capital stock.

Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023 and amended on July 24, 2024.

Under the Omnibus Plan, eligible persons may be allocated a number of Awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants are entitled to receive cash or common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten years from the date of grant.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

Restricted Share Units

On March 1, 2025, the Company granted 2,658,580 RSUs to directors, management and staff. The RSUs vest on August 31, 2025.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

The following details the changes in outstanding RSUs for the three months ended May 31, 2024 and 2025:

Number of RSUs
Outstanding, March 1, 2024	3,074,298
Granted during the period	430,000
Vested and exercised during the period	(880,799)
Outstanding, May 31, 2024	3,074,298

Outstanding, March 1, 2025	—
Granted during the period	2,658,580
Vested and exercised during the period	—
Outstanding, May 31, 2025	2,658,580

The following is a summary of RSUs outstanding and exercisable as of May 31, 2025:

Expiry date	Number of RSUs outstanding	Number of RSUs exercisable
August 31, 2025	2,658,580	—
	2,658,580	—

For the three months ended May 31, 2025, the Company recorded $383,388 of share-based compensation related to the vesting of RSUs (2024 - $469,446).

Options

The following details the changes in outstanding options for the three months ended May 31, 2025:

	Number of Options	Weighted Average Exercise Price $
Outstanding, March 1, 2024	9,893,000	0.37
Issued during the period	250,000	0.40
Outstanding as at May 31, 2024	10,143,000	0.37

Outstanding, February 28, 2025	8,500,000	0.37
Issued during the period	—	—
Outstanding, May 31, 2025	8,500,000	0.37

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

The following is a summary of options outstanding and exercisable as of May 31, 2025:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
February 22, 2026	2,525,000	2,525,000	0.25	0.73
February 22, 2026	2,425,000	2,425,000	0.35	0.73
September 01, 2026	750,000	750,000	0.70	1.25
December 29, 2026	300,000	150,000	0.40	1.58
April 16, 2027	250,000	125,000	0.40	1.88
July 10, 2027	150,000	37,500	0.40	2.17
December 29, 2028	2,100,000	1,050,000	0.40	3.58
	8,500,000	7,062,500

For the three months ended May 31, 2025, the Company recorded $58,003 of share-based compensation related to the vesting of options (2024 - $296,472). The fair value of options issued was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages	2025	2024
Share price	—	$0.30
Dividend yield	—	Nil
Exercise price	—	$0.40
Risk-free interest rate	—	4.09%
Expected volatility	—	100%
Expected expiration	—	3.00

Warrants

On May 27, 2025, the Company issued 894,995 warrants as part of a unit, exercisable for one common share at a price of $0.50 per share until December 31, 2025, subject to an accelerated expiry date. The 894,995 warrants issued as part of units are valued using the residual method, with a fair value of $35,800.

On May 27, 2025, the Company issued 218,193 finders warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 230,948 finders’ warrants was $12,591 computed using the Black Scholes pricing model.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

The following details the changes in outstanding warrants for the three months ended May 31, 2025:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 29, 2024	16,962,927	0.54
Issued during the period	—	—
Outstanding, May 31, 2024	16,962,927	0.54

Outstanding, February 28, 2025	17,239,664	0.54
Issued during the period	1,113,188	0.50
Outstanding, May 31, 2025	18,352,852	$0.54

The following is a summary of warrants outstanding and exercisable as at May 31, 2025:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 31, 2025	11,495,063	11,495,063	0.50	0.58
April 24, 2026	1,607,789	1,607,789	1.25	0.92
December 31, 2028	5,250,000	2,625,000	0.40	3.58
	18,352,852	15,727,852

12. Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the three months ended
	May 31, 2025 $	May 31, 2024 $
Share based compensation	237,556	590,794
Financing fees	99,774	99,774
	337,330	690,568

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

There are no amounts owed to related parties as of May 31, 2025.

The financing fee relates to warrants granted by the Company to key management personnel pursuant to the Credit Facility. Further details may be found in Note 8.

13. Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

			As at May 31, 2025
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	3,173,855	—	—	3,173,855
Long-term investments	—	—	171,486	171,486

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $3,208,855. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at May 31, 2025, has $3,173,855 in cash and cash equivalents and $35,000 in restricted cash and $109,579 in financial liabilities, which represents the Company's maximum exposure to liquidity risk.

The Company has no financial liabilities with a contractual maturity greater than one period. As at May 31, 2025, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of May 31, 2025, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,715 The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is exposed to price risk on its investment in IPL.

14. Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
May 31, 2025
(Expressed in Canadian Dollars)
(unaudited)

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the periods ended May 31, 2025. The Company is not subject to externally imposed capital requirements.

15. Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company's operations and long-lived assets are in Canada.

16. Subsequent Events

In June and July 2025, the Company issued 15,739,942 flow-through shares at a price of $0.35 per share, for gross proceeds of $5,508,980, and 884,899 units, at a price of $0.35 per unit, for gross proceeds of $309,713. Each unit is comprised of one common share and one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $1,600 in cash finder's fees, and issued 1,121,672 compensation shares and 1,126,244 compensation warrants, with the warrants exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

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